SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Viatel Holding (Bermuda) Limited
(Name of Issuer)

COMMON STOCK,
PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

G93447103
(CUSIP Number)

James Panella
Morgan Stanley
1585 Broadway
NY, NY 10036
Tel: (212) 762-6942
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2004
(Date of Event which Requires Filing of this Statement)

__________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. G93447103	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,329,689
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,329,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G93447103	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,329,689
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,329,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON* CO

AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 amends the Report on Schedule 13D, originally filed on February 9, 2004 (the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented by adding the following as the seventh paragraph under the heading “Term Sheet for Convertible Securities”:

     On April 13, 2004, the Company entered into a letter agreement pursuant to which it agreed, notwithstanding anything to the contrary in the Term Sheet and regardless of whether the transaction contemplated by the Term Sheet is consummated, to reimburse the Investors for all of their reasonable expenses and fees in connection with the Investors’ consideration, negotiation and consummation of the investment contemplated by the Term Sheet; provided, however, that (a) the Company shall be required to pay no more than an aggregate of US$2.5 million for expenses and fees incurred prior to April 8, 2004 and (b) the Company shall be required to pay no more than an aggregate of US$1.0 million for expenses and fees incurred from and after April 8, 2004.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

      Exhibit 4:   Joint Filing Agreement

     Exhibit 5:   Letter Agreement, dated April 13, 2004, by Viatel Holding (Bermuda) Limited.*
________
      * Previously filed as an exhibit to the Company’s Report on Form 6-K filed April 13, 2004.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

Morgan Stanley

By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

Morgan Stanley & Co. Incorporated

By:	/s/ Dennine Bullard

Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

       The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

Philip J. Purcell	Chairman of the Board and Chief Executive Officer

Stephan F. Newhouse	President

Robert P. Bauman	Retired; former Chief Executive Officer of Smithkline Beecham plc

John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.

C. Robert Kidder	Chairman of Borden Chemical, Inc.

Charles F. Knight	Chairman of Emerson Electric Co.

John W. Madigan	Retired; former Chairman of Tribune Company

Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation

Robert G. Scott	Retired; former President and COO of Morgan Stanley

Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

Laura D’Andrea Tyson	Dean of the London Business School

Klaus Zumwinkel*	Chairman of the Board, Deutsche Post AG

Stephen S. Crawford	Executive Vice President and Chief Administrative Officer

David Sidwell	Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

* Klaus Zumwinkel is a German citizen and not a United States citizen.

Name	Title

John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS

John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS

Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS

Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS

Alasdair G. Morrison	Managing Director of MS&Co. and Chairman of Morgan Stanley Asia

Stephan F. Newhouse	Managing Director of MS&Co. and President of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Executive Officers

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Eileen S. Wallace	Managing Director and Treasurer of MS&Co.

Alexander C. Frank	Managing Director and CFO of MS&Co. and Controller of MS